
07023835



Rabobank Rabobank Nederland

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Our reference BB/jcd
Date May 9, 2007

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed Consolidated Financial Statements 2006, press releases from the period April 2007 and the Pricing Supplements of April 2007 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group


Rabobank

Rabobank in business

Rabobank Group Annual Report 2006


Annual Report 2006
Consolidated Financial Statements 2006

11-4-2007 | News

The Rabobank Group Annual Report and Financial Statements for 2006 are now available in English to download from our Investor Relations pages.

As of the 25th of April, hard copies of these reports will be available and can be ordered from our Investor Relation pages (see links below). Later this month, a link to the interactive version of this report will also be available.

Insert from the Chairman's Foreward
"In spite of a number of financial and strategic challenges in our markets, 2006 was a successful year. Net profit increased by 13%, which means that once again we achieved our target of 12%. At least as important is the fact that customer satisfaction improved further. We acquired a number of prominent companies and participations abroad, thus furthering our ambition of becoming a leading global food & agri bank".

Go directly to our Investor Relations pages to download the English 2006 Annual Report and the 2006 Financial Statements.

To order hard copies of the reports click here.


Rabobank

Rabobank in business

Rabobank holds the voting majority in Bank Sarasin & Co. Ltd

12-4-2007 | Press Release

After Rabobank – the triple-A rated Dutch financial services group – at the end of 2006 exercised its option to purchase all the shares in Eichbaum Holding Ltd – a holding company owning a majority interest in Bank Sarasin & Co. Ltd. – the share purchase has been formally closed on 11 April 2007. As expected, all the preconditions have been met and the necessary decisions and approvals obtained from the relevant authorities. Rabobank now owns 46.06% of the share capital and holds 68.63% of the voting rights, making it majority shareholder in Bank Sarasin & Co. Ltd. Bank Sarasin retains its operational independence as a leading Swiss private bank and keeps its public listing on the Swiss Stock Exchange, SWX.

Bert Heemskerk, CEO of Rabobank Group:
"Rabobank's increased participation provides extra impetus to the growth strategy that Bank Sarasin is committed to. It also means all conditions are in place to step up cooperation between the two banks in selected areas, especially international markets."

Joachim H. Straehle, CEO of Bank Sarasin & Co. Ltd:
"Now that the share purchase has been completed as expected, we can concentrate fully on implementing our growth strategy, with the backing of our new majority shareholder, the triple-A rated Rabobank."

For more information please contact:

Bank Sarasin & Co. Ltd
Benedikt Gratzl, Corporate Communications, Media Relations
Telephone +41 (0)61 277 70 88 e-mail: benedikt.gratzl@sarasin.ch

Rabobank Group
Jan-Willem ter Avest, Press office
Telephone +31 (0)30 216 17 40 e-mail: J.W.Avest@rn.rabobank.nl



Rabobank in business

Rabobank to Acquire HNS Banco

10-4-2007 | Press Release

Santiago de Chile - Rabobank, the international financial services leader specializing in the agricultural and agribusiness sectors and community banking, and GE Commercial Finance and Ergas Group, owners of HNS Banco, today announced an acquisition agreement through which HNS Banco will become part of the Rabobank Group. Rabobank's existing operations in Chile will be integrated with HNS Banco, which will be renamed Rabobank Chile, and will become the principal Rabobank business entity in Chile.

Under the transaction, Rabobank will acquire 100% of the shares of HNS Banco from GE Commercial Finance and Ergas Group. The transaction is expected to close by end of April 2007, subject to the receipt of all required regulatory approvals.

HNS Banco was founded in 2002 and obtained its banking license in the same year. Through its 11 Chilean offices from Antofagasta to Punta Arenas, HNS Banco provides an extensive client base with an array of commercial banking products as well as leasing and factoring solutions. As of December 31, 2006, it had CLP 170 billion in assets and over 230 employees.

"We are very pleased to announce this agreement to acquire HNS Banco, and look forward to welcoming HNS employees and customers into the Rabobank family," said Thos Gieskes, General Manager of Chile for Rabobank. "This transaction combines HNS' well-established local banking operations with Rabobank's solid position in the Chilean corporate sector, to create a strong Chilean bank delivering first-class commercial banking services to local Chilean businesses and corporations nationwide. It is an excellent match of two organizations with wholly complementary business models and target markets, yet sharing a commitment to superior customer service and personalized banking relationships."

"Through our strong international presence, triple A rating and access to global capital markets, Rabobank will provide the resources necessary to continue the strong growth of HNS, while maintaining HNS' commitment to excellent client service. HNS in turn gives Rabobank the platform, via its products and network of local offices, to expand its already important role in serving the financial needs of Chilean agricultural and agro industrial companies."

Carlos Cáceres, Chairman of the Board of HNS Banco, said, "We are pleased to have found in Rabobank such an excellent owner, who will place a high priority on maintaining and protecting HNS' client relationships, while also investing in the growth of the bank to expand the resources and services available to its customers. Likewise, HNS employees will benefit from being part of a global financial services leader such as Rabobank, who can offer considerable opportunities for career growth and professional development."
Gonzalo Valdes, General Manager of HNS Banco, commented "This acquisition by Rabobank is a very positive development in the growth of our bank. Because our business models are complementary with little overlap, and because we share a strong commitment to service excellence, we expect the merger of the two organizations to be seamless for our clients and employees. The benefits of combining Rabobank's Chilean operations with those of HNS are significant: through access to Rabobank's tremendous resources, breadth of financial services and global reach, we will be able to offer our clients a greater array of world class banking products and services, while continuing to serve clients through our

current network of locations."

Combining HNS with Rabobank
"Over the next few months, we will evaluate the best way to combine the two organizations," said Gieskes, "while maintaining the best features of both organizations. Both HNS customers and Rabobank customers can be assured that they will continue to work with the same local bank staff and continue to receive the same high level of service they always have had."

Rabobank's Growing Presence in Chile
Rabobank has been present in Chile since 1994 when it established a representative office. It currently has 45 employees in its Santiago office working through various financial subsidiaries, including Rabofinance Chile Agentes de Valores, S.A. established in 2005.

Rabobank's focus on building local banking networks in key countries around the world is an important component in the bank's long-term business strategy. Over the last decade, Rabobank has successfully developed local banking networks in important international markets such as the U.S., Australia, New Zealand, Poland and Indonesia. Rabobank's acquisition of Banco HNS will create a leading mid-sized Chilean commercial bank serving local businesses and multinational corporate clients in the food and agribusiness industry and other important sectors.

Hans ten Cate, member of the executive board of Rabobank Group and chairman of Rabobank International, adds that ""The acquisition of HNS is a further step in Rabobank's strategy to expand our presence in Chile in both the corporate and local business markets, and confirms our commitment to Chile as a key country in the bank's long-term strategy.

Ten Cate continued, "HNS provides Rabobank with a strong platform for growth in the Chilean market. By leveraging the combined resources, local knowledge and financial capabilities of both banks, we will be able to provide a full range of competitive products to meet the financial needs of businesses, organizations and agricultural clients throughout the country."

Rabobank's international business focuses primarily on the Food & Agribusiness sector, a focus largely determined by the bank's roots. From those century-old roots in farm and rural financing, Rabobank – currently ranked as the 25th largest bank in the world -- has achieved a very prominent position in community banking and the leading market share in the financing of small and medium sized companies in its home Dutch market. Rabobank's commitment to these business segments is an important component in its international business strategy. With the acquisition of HNS, Rabobank now has the opportunity to bring its model of high service, world class banking to local Chilean businesses.

For more information, please contact:
Raymond Salet, Rabobank Group Press Information Office, r.salet@rn.rabobank.nl,
tel.: + 31 30 216 28 32

Final Terms



COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 937A
TRANCHE NO: 7
£150,000,000 4.75 per cent. Notes 2007 due 2009

(to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005, £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006, £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006 and £175,000,000 4.75 per cent. Notes 2007 due 2009 issued on 3 January 2007)

Issue Price: 97.715 per cent. (plus 195 days' accrued interest from and including 30 September 2006 to but excluding 13 April 2007)

Barclays Capital **The Royal Bank of Scotland**

Rabobank International

The date of these Final Terms is 11 April 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "**2003 Conditions**") set forth in the Rabobank Nederland Global Medium Term Note Programme Offering Circular dated 7 October 2003. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 31 May 2006, as supplemented by (i) an Offering Circular Supplement dated 30 October 2006 relating to the interim consolidated financial statements of the Issuer as at and for the six months ended 30 June 2006 and (ii) an Offering Circular Supplement dated 9 February 2007 relating to the increase of the Programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction (together, the "**2006 Offering Circular**"), which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Terms and Conditions of the Notes which are replaced by the 2003 Conditions. The 2003 Conditions are incorporated by reference in, and are deemed to form a part of, the 2006 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2003 Conditions and the 2006 Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the 2003 Conditions and the 2006 Offering Circular, contains all information that is material in the context of the issue of the Notes. The 2006 Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	937A
	(ii)	Tranche Number:	7 (to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005, £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006, £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006 and £175,000,000 4.75 per cent. Notes 2007 due 2009 issued on 3 January 2007 on exchange of the temporary Global Note for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
3	Specified Currency or Currencies:		Pounds sterling ("£")
4	Aggregate Nominal Amount:		
	(i)	Series:	£1,650,000,000

	(ii)	Tranche:	£150,000,000
5		Issue Price:	97.715 per cent. of the Aggregate Nominal Amount plus accrued interest from and including 30 September 2006 to but excluding 13 April 2007
6		Specified Denominations:	£1,000, £10,000 and £100,000
7	(i)	Issue Date:	13 April 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	30 September 2006
8		Maturity Date:	30 September 2009
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	4.75 per cent. Fixed Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		Fixed Rate Note Provisions	Applicable
	(i)	Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 September in each year commencing on 30 September 2007 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	£47.50 per £1,000 in nominal amount, £475 per £10,000 in nominal amount and £4,750 per £100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	30 September in each year

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note		£1,000 per Note of £1,000 Specified Denomination, £10,000 per Note of £10,000 Specified Denomination and £100,000 per Note of £100,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)		Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)		Not Applicable
27	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to *become void upon early* redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B of these Final Terms. *Upon exchange of the temporary Global Note* for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005, £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006, £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006 and £175,000,000 4.75 per cent. Notes 2007 due 2009 issued on 3 January 2007 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms.
29	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or *Receipts to be attached to Definitive* Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and	Not Applicable

	interest due on late payment:	
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be *d'Wort*). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands
	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
	(iii)	Managers' Commission:	Combined management, underwriting and selling commission of 0.075 per cent. of the

		Aggregate Nominal Amount of Notes comprising Tranche No. 7
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.480000, producing a sum of (for Notes not denominated in Euro):	Euro 222,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 **LISTING**

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 13 April 2007. The Notes are to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005, £125,000,000 4.75 per cent. Notes due 2009 issued on 3 January 2006, £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006 and £175,000,000 4.75 per cent. Notes 2007 due 2009 issued on 3 January 2007 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	*Estimate of total expenses related* to admission to trading:	Euro 400

2 **RATING**

Rating:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is

extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych i Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the 2006 Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	£150,266,506.85 (including accrued interest)
(iii)	Estimated total expenses:	£112,500 (comprising Dealers' commission only)

6 YIELD

Indication of yield:	5.675 per cent. calculated on a semi-annual basis This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price of the Notes, the *Aggregate Nominal Amount* of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the re-offer price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	(a) Temporary ISIN Code: (b) ISIN Code:	XS0295219561 XS0184578143
(ii)	(a) Temporary Common Code: (b) Common Code:	029521956 018457814
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank International)):	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1726A

TRANCHE NO: 1

EUR 20,000,000 Interest Linked Redemption Notes 2007 due 18 May 2012 (the 'Notes')

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 16 April 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007 (together, the 'Offering Circular') which together constitute a base prospectus for the purposes of the Prospective Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1726A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ('EUR')
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 20,000,000
	(ii)	Tranche:	EUR 20,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	18 May 2007
	(ii)	*Interest Commencement Date (if* different from the Issue Date):	Not Applicable
8	Maturity Date:		18 May 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		Non-interest bearing
11	Redemption/Payment Basis:		The Redemption Amount shall be determined as provided below.
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable

13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Not Applicable
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	*Index Linked Interest Note Provisions*	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	See Appendix
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Not Applicable
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special Conditions	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	Rabobank International Thames Court One Queenhithe London EC4V 3RL United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	From 23 April 2007 until 11 May 2007, 15:00 Amsterdam Time

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from 18 May 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,600

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartisciowych I Glied* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	EUR 20,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield (Fixed Rate Notes Only)

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0295627094
(ii)	Common Code:	029562709
(iii)	Fondscode:	81723
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank	Not Applicable

International))

12 General

Tradeable Amount:	EUR 1,000
	So long as the Notes are represented by a temporary Global Note of permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	From and including 23 April 2007 9.00 Amsterdam time to and including 11 May 2007 15.00 Amsterdam time or such earlier or later date as the Issuer may determine and will be announced in a newspaper having national distribution in the Netherlands.
	The Issuer reserves the right to withdraw the offer of the Notes until the close of business in Amsterdam on 17 May 2007 and will be announced in the aforementioned publication. The Issuer also reserves the right to extend the offer of the Notes.
Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
Description of possibility to reduce subscriptions:	The Issuer reserves the right to reduce subscriptions.
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000 and maximum amount not applicable
Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
Manner and date in which results of the offer are to be made public:	The aggregate principal amount of the Notes to be issued and allotted will be announced by the Issuer on 15 May 2007 or such earlier or later date or time as the Issuer may determine and will be announced in a newspaper having national distribution in the Netherlands.
	The Issuer reserves the right to decrease or increase the Aggregate Nominal Amount to be issued. The definitive Aggregate Nominal

Amount of the Notes to be issued and allotted will be announced in the forementioned publications. Oversubscriptions shall, in principle, be honoured automatically.

If the Issuer decreases or increases the Aggregate Nominal Amount the number of Notes issued will be decreased or increased with a number equal to the division of the decreased or increased Aggregate Nominal Amount by the Specified Denomination.

Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	**Not Applicable**

Appendix

Capitalised terms used in this Appendix have the same meaning as in the Offering Circular or in these Final Terms unless otherwise stated below.

1. Redemption Amount

Unless previously redeemed or purchased and cancelled as provided in the Terms and Conditions, each Note will be redeemed automatically, in whole but not in part on an Early Redemption Date or on the Maturity by the Issuer if, the Reference Rate on the Observation date is greater than the Barrier Level, at an amount (the 'Optional Redemption Amount') specified below:

(i) 107.00 per cent. of the Specified Denomination on the first Early Redemption Date; or

(ii) 114.00 per cent. of the Specified Denomination on the second Early Redemption Date; or

(iii) 121.00 per cent. of the Specified Denomination on the third Early Redemption Date; or

(iv) 128.00 per cent. of the Specified Denomination on the fourth Early Redemption Date; or

(v) 135.00 per cent. of the Specified Denomination on the Maturity Date.

Provided that the Notes have not previously been redeemed or purchased and cancelled as provided in the Terms and Conditions, and if the Reference Rate on the final Observation Date is less than or equal to the Barrier Level, each Note will be redeemed on the Maturity Date as follows:

EUR 1,000 per Note of EUR 1,000 Specified Denomination

2. Definitions

Barrier Level means 0.30 per cent.;

Calculation Agent means Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., (trading as Rabobank International), Utrecht Branch;

Observation Date means five (5) TARGET Business Days prior to each Early Redemption Date and the Maturity Date;

Early Redemption Date means 18 May in each year, commencing on 18 May 2008 to and including 18 May 2011;

Reference Rate means the rate determined by the Calculation Agent in accordance with the following formula:

5 Year EUR-ISDA-EURIBOR-Swap Rate minus 2 Year EUR-ISDA-EURIBOR-Swap Rate.

Where:

'5 Year EUR-ISDA-EURIBOR-Swap Rate' means the rate for Euro swap transactions with a maturity of 5 years as referred to as 'EUR-ISDA-EURIBOR Swap Rate 11:00' in the 2000 ISDA

Definitions. For the purposes of the definition of EUR-ISDA-EURIBOR Swap Rate 11:00, the Reset Date shall be the Observation Date and the Designated Maturity shall be 5 years referred to as: 5 years Constant Maturity Swap Rate as stated on Reuters Screen ISDAFIX2 Page as of 11:00am Frankfurt Time. If the EUR-ISDA-EURIBOR Swap Rate 11:00 is not available, the Calculation Agent shall determine EUR-ISDA-EURIBOR Swap Rate 11:00 with a Designated Maturity of 5 years in accordance with the appropriate ISDA Definitions fall-back provisions of EUR-ISDA-EURIBOR Swap Rate 11:00 as specified herein.

'2 Year EUR-ISDA-EURIBOR-Swap Rate' means the rate for Euro swap transactions with a maturity of 2 years as referred to as 'EUR-ISDA-EURIBOR Swap Rate 11:00' in the 2000 ISDA Definitions. For the purposes of the definition of EUR-ISDA-EURIBOR Swap Rate 11:00, the Reset Date shall be the Observation Date and the Designated Maturity shall be 2 years referred to as: 2 years Constant Maturity Swap Rate as stated on Reuters Screen ISDAFIX2 Page as of 11:00am Frankfurt Time. If the EUR-ISDA-EURIBOR Swap Rate 11:00 is not available, the Calculation Agent shall determine EUR-ISDA-EURIBOR Swap Rate 11:00 with a Designated Maturity of 2 years in accordance with the appropriate ISDA Definitions fall-back provisions of EUR-ISDA-EURIBOR Swap Rate 11:00 as specified herein.

EXECUTION COPY

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1259A
TRANCHE NO: 4

TRY 60,000,000 Zero Coupon Notes due 3 March 2015 issued on 25 April 2007 (the "Notes") (to be consolidated and form a single series with the TRY 130,000,000 Zero Coupon Notes due 3 March 2015 issued on 3 March 2005, the TRY 70,000,000 Zero Coupon Notes due 3 March 2015 issued on 17 July 2006 and the TRY 70,000,000 Zero Coupon Notes due 3 March 2015 issued on 30 October 2006)

Issue Price: 36.925 per cent.

RBC Capital Markets

The date of these Final Terms is 23 April 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 31 May 2006 and the supplemental Offering Circulars dated 30 October 2006 and 9 February 2007, which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 15 October 2004. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 15 October 2004, the Offering Circular dated 31 May 2006 and the supplemental Offering Circulars dated 30 October 2006 and 9 February 2007. The Offering Circulars and the supplemental Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1259A
	(ii)	Tranche Number:	4
			(To be consolidated and form a single series with the TRY 130,000,000 Zero Coupon Notes due 3 March 2015 issued on 3 March 2005, the TRY 70,000,000 Zero Coupon Notes due 3 March 2015 issued on 17 July 2006 and the TRY 70,000,000 Zero Coupon Notes due 3 March 2015 issued on 30 October 2006 on exchange of the Temporary Global Note for the Permanent Global Note. The exchange is expected to take place on or around 6 June 2007, subject to certification of non-U.S. beneficial ownership.)
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 330,000,000
	(ii)	Tranche:	TRY 60,000,000



5	Issue Price:	36.925 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	TRY 1,000
7	(i) Issue Date:	25 April 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	3 March 2015
9	Domestic Note:	No
10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	
	(i) Amortisation Yield (Condition 7(b)):	13.5220 per cent.
	(ii) Reference Price:	36.925 per cent.
	(iii) Day Count Fraction (Condition 1(a)):	30/360
	(iv) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not applicable
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the temporary Global Note, the temporary ISIN and the Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B of these Final Terms. Upon exchange of the temporary Global

		Note for the permanent Global Note, the Notes will be consolidated and form a single series with Issuer's TRY 130,000,000 Zero Coupon Notes due 3 March 2015 issued on 3 March 2005, the TRY 70,000,000 Zero Coupon Notes due 2015 issued on 17 July 2006 and the TRY 70,000,000 Zero Coupon Notes due 3 March 2015 issued on 30 October 2006, and the ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B to these Final Terms.
29	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Istanbul and TARGET, subject to Condition 8 (h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Manager' Commission:	1.00 per cent. selling concession and 0.6250 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom
38	Applicable TEFRA exemption	D Rules
39	Additional selling restrictions:	Turkey

Turkey

The Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Manager to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. The Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

Italy

The Manager has represented and agreed that it has not offered or sold, and will not offer or sell, any Notes in the Republic of Italy in a solicitation to the public, and that sales of the Notes in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the Notes has not been cleared by CONSOB pursuant to Italian

securities legislation and, accordingly, the Manager has represented and agreed that it will *not* offer, sell or deliver any Notes or distribute or make available copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy except:

(1) to "professional investors" (*investitori qualificati*), as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2 July 1998, as amended ("Regulation No. 11522") acting in their capacity as such and not as depositaries or nominees for other holders, pursuant to Articles 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended ("Decree No. 58"); or

(2) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under Decree No. 58 or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the Notes or distribution of or making available copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended ("Decree No. 385"), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and

(b) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should note that, in any subsequent resale of the Notes in the Republic of Italy, Article 100-bis of Decree No. 58 may require compliance with the law relating to public offers of securities. Furthermore, *where the Notes are placed* solely with professional investors and are then systematically resold on the secondary market to non-professional investors at any

		time in the 12 months following such placing, purchasers of Notes who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorised person at whose premises the Notes were purchased, unless an exemption provided for under Decree No. 58 or Regulation No. 11971 of 14 May 1999, as amended applies.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.540441 producing a sum of (for Notes not denominated in Euro):	EUR 32,426,460
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 25 April 2007 *The original* securities are already admitted to trading on the Luxembourg Stock Exchange
(v)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisión Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, Komisja Papierów Wartosciowych I Gield in Poland and Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular of 31 May 2006 has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 21,180,000
(iii)	Estimated total expenses:	TRY 975,000 (comprising selling concession and combined management and underwriting commission *only*)

6 Yield Not applicable

7 Historic interest Rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational Information

(i) (a) Permanent ISIN Code: XS0213576001

	(b) Temporary ISIN Code:	XS0296702425
(ii)	(a) Common Code:	021357600
	(b) Temporary Common Code:	029670242
(iii)	Fondscode:	Not Applicable
(iv)	WKN (German security code):	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

Tradeable amount: Not applicable

Final Terms



COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1730A
TRANCHE NO: 1
EUR 100,000,000 CMS Spread Timer Notes 2007 due 3 May 2022

Issue Price: 100 per cent.

CREDIT SUISSE

The date of these Final Terms is 1 May 2007

Rabobank

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007 (together the **"Offering Circular"**) which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1730A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 100,000,000
	(ii) Tranche:	EUR 100,000,000
5	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	(i) Issue Date:	3 May 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	3 May 2022
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate Interest further particulars specified below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	If on any Calendar Day, from and including the Issue Date to and including the Maturity Date, the Reference Spread fixes at or above the 0.95% (a "**Lock-In Event**"), the Rate of Interest shall be fixed at 5.0975% from and including the immediately following Interest Payment Date until the Maturity Date
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable




Rabobank

(i)	Interest Period(s):	The perio[redacted]ncluding) the Issue Date to (but excludi[redacted]rst Specified Interest Payment Date and, thereafter, each period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date
(ii)	Specified Interest Payment Date(s):	3 May in each year, commencing on 3 May 2008 and ending on the Maturity Date
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	London, Target



(v) Manner in which the Rate(s) of Interest is/are to be determined:

The Rate [redacted] respect of each Interest Period shall be a ra[redacted]ned by the Calculation Agent in accordance with the following formula:

I x M/N

where:

"I" means 5.0975 per cent;

"M" is the total number of Qualifying Days in the relevant Interest Period;

"N" is the total number of calendar days in the relevant Interest Period; and

"Qualifying Day" means, in respect of each relevant Interest Period, a calendar day on which the Reference Spread, as observed by the Calculation Agent, is equal to or greater than -0.30 per cent., provided that the Reference Spread for any calendar day which is not a Business Day shall be deemed to equal the Reference Spread that applied for the immediately preceding Business Day AND provided that the Reference Spread applicable on the fifth Business Day prior to a Specified Interest Payment Date (the **"Rate Cut-Off Date"**) will be the applicable Reference Spread for each Business Day remaining in the relevant Interest Period.

"Reference Spread" means the sum of:

Y – Z

where:

"Y" means the means the fixed rate of interest (expressed as a percentage) for a Euro denominated swap transaction with a maturity of 10 years (the **"10 Year € Swap Rate"**);

"Z" means the fixed rate of interest (expressed as a percentage) for a Euro denominated swap transaction with a maturity of 2 years (the **"2 Year € Swap Rate"**),

each as determined by the Calculation Agent by reference to the relevant rates indicated on Reuters Screen Page "ISDAFIX 2" or any replacement page (the **"Screen Page"**) as at the Valuation Time on each calendar day falling during the relevant Interest Period up to and including the relevant Rate Cut-Off Date in such period (each such day, a **"Swap Rate Determination Day"**); and

"Valuation Time" means 11.00 a.m. (Brussels time).




Rabobank

(vi)	Interest Period Date(s):	Not Appli[illegible]
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	**Credit Suisse [illegible]ational** One Cabot Square London E14 4GJ United Kingdom
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	See 17(v)
-	Interest Determination Date:	See 17 (v)
-	Relevant Screen Page:	See 17 (v)
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Zero per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Screen Page is not available as at the Valuation Time on any Swap Rate Determination Day, then the relevant 10 Year € Swap Rate and/or the 2 Year € Swap Rate shall be determined by the Calculation Agent in its sole discretion (acting in good faith).
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of	As set out in the Conditions

	calculating the same (if required or if different from that set out in the Conditions):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Target subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as B[redacted] represented by a temporary or [redacted] Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		Applicable
	(i)	Numbering and letters:	Not Applicable
	(ii)	Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.



RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Fin[illegible] Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 15,000

2 Ratings

Rating:

- The Notes to be issued have been rated:
- S&P: AAA
- Moody's: Aaa
- Fitch Ratings Ltd.: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification Not Applicable

4. Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5. Operational information

(i)	ISIN Code:	XS0295385065
(ii)	Common Code:	029538506
(iii)	Fondscode:	81786
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and	Not Applicable

	Clearstream, Luxembourg and the relevant number(s):	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Credit Suisse International One Cabot Square London E14 4QJ United Kingdom

6. General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable



EXECUTION COPY

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1728A
TRANCHE NO: 1

ISK 4,000,000,000 11.50 per cent. Fixed Rate Notes 2007 due 8 May 2009 (the "Notes")

Issue Price: 100.155 per cent.

TD Securities

The date of these Final Terms is 4 May 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007 (together the 'Offering Circular'), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1728A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Icelandic Krona ("ISK")
4	Aggregate Nominal Amount:		
	(i)	Series:	ISK 4,000,000,000
	(ii)	Tranche:	ISK 4,000,000,000
5	Issue Price:		100.155 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ISK 100,000 and multiples thereof
7	(i)	Issue Date:	8 May 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
8	Maturity Date:		8 May 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		11.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par



12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	11.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	8 May in each year, commencing on 8 May, 2008 and ending on the Maturity Date subject to Condition 10(h)(A)
	(iii) Fixed Coupon Amount(s):	ISK 11,500 per ISK 100,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ISK 100,000 per Note of ISK 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Reykjavik and TARGET subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	1.00 per cent. selling commission 0.125 per cent. combined dealer and underwriting commission
37	If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption	D Rules
39	Additional selling restrictions:	Iceland The Manager represents and agrees that it will not offer Notes to the public in Iceland,

		except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) as amended and any applicable laws or regulations in Iceland.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.011351 producing a sum of (for Notes not denominated in Euro):	Euro 45,404,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, Komisja Papierów Wartosciowych I Gield in Poland and Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ISK 3,960,000,000
(iii)	Estimated total expenses:	ISK 46,200,000 (comprising of ISK 1,200,000 Managers' expenses and ISK 45,000,000 selling concession and combined management and underwriting commission)

6 Yield ***(Fixed Rate Notes Only)***

Indication of yield:	11.409 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 **Operational information**

(i)	ISIN Code:	XS0297582636
(ii)	Common Code:	029758263
(iii)	Fondscode:	Not Applicable
(iv)	WKN (German security code):	A0NTQZ
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 **General**

Tradeable amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1619A
TRANCHE NO: 7

TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 (the "Notes")(to be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 November 2006 and the TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 7 February 2007)

Issue Price: 100.100 per cent.

(plus 260 days' accrued interest from

and including 24 July 2006 to but excluding 10 April 2007)

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 5 April 2007.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007 (together the 'Offering Circular'), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1619A
	(ii)	Tranche Number:	7
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 350,000,000

	(ii)	Tranche:	TRY 50,000,000 (the Notes will be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 November 2006 and the TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 7 February 2007)
5	Issue Price:		100.100 per cent. of the Aggregate Nominal Amount plus 260 days' accrued interest from and including 24 July 2006 to but excluding 10 April 2007
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	10 April 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	24 July 2006
8	Maturity Date:		24 July 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable

	(i)	Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	24 July 2007 and 24 July 2008
	(iii)	Fixed Coupon Amount(s):	TRY 180.00 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
		Upon issue of the temporary Global Note, the temporary ISIN and the Common Code will be those set out in paragraphs 7(i)(a) and 7(ii)(a) of Part B of these Final Terms.
		Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 November 2006 and the TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 7 February 2007, and the ISIN and Common Codes will be those set out in paragraphs 7(i)(a) and 7(ii)(a) of Part B of these Final Terms.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul and London, subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom

(ii)	Stabilising Manager (if any):	Not Applicable
(iii)	Manager' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption	D Rules
39	Additional selling restrictions:	Turkey

<u>Turkey</u>

Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

<u>Italy</u>

Each Manager has represented and agreed that it has not offered or sold, and will not offer or sell, any Notes in the Republic of Italy in a solicitation to the public, and that sales of the Notes in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the Notes has not been cleared by CONSOB pursuant to Italian securities legislation and, accordingly, each of the Managers has represented and agreed that it will not offer, sell or deliver any Notes or distribute or make available copies

of the Offering Circular or any other document relating to the Notes in the Republic of Italy except:

(1) to "professional investors" (*investitori qualificati*), as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2 July 1998, as amended ("Regulation No. 11522") acting in their capacity as such and not as depositaries or nominees for other holders, pursuant to Articles 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended ("Decree No. 58"); or

(2) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under Decree No. 58 or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the Notes or distribution of or making available copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended ("Decree No. 385"), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and

(b) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent resale of the Notes in the Republic of Italy, Article 100-bis of Decree No. 58 may require compliance with the law relating to public offers of securities. Furthermore, where the Notes are placed solely with professional investors and are then systematically resold on the secondary market to non-professional investors at any time in the 12 months following such placing, purchasers of Notes who are acting outside of the course of their business or profession may in certain circumstances be

		entitled to declare such purchase void and to claim damages from any authorised person at whose premises the Notes were purchased, unless an exemption provided for under Decree No. 58 or Regulation No. 11971 of 14 May 1999, as amended applies.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.536497 producing a sum of (for Notes not denominated in Euro):	Euro 26,824,850
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 10 April 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés *financiers (AMF) in France, Irish* Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, Komisja Papierów Wartosciowych I Gield in Poland and Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 55,710,958.90
(iii)	Estimated total expenses:	TRY 750,000 (comprising selling concession and combined management and underwriting commission only).

6 Yield (*Fixed Rate Notes Only*) Indication of yield: 18.549 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	(a) Temporary ISIN Code:	XS0294796585
	(b) ISIN Code:	XS0260835912
(ii)	(a) Temporary Common Code:	029479658
	(b) Common Code:	026083591
(iii)	WKN (German security code):	Not Applicable
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment

(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

8 General

Tradeable amount:	TRY 1,000
	So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof.
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION VERSION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium Term Note Programme
Due from seven days to perpetuity

SERIES NO.: 1715A

TRANCHE NO.: 1

EUR 4,000,000,000 4.125 per cent. Fixed Rate Notes 2007 due 4 April 2012

Issue Price: 99.969 per cent.

Barclays Capital **JPMorgan** **Rabobank International**

The date of these Final Terms is 2 April 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007 (together, the "**Offering Circular**"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu.*

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1715A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 4,000,000,000
	(ii)	Tranche:	EUR 4,000,000,000
5	Issue Price:		99.969 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	4 April 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		4 April 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		4.125 per cent. Fixed Rate

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14 (i)	Status of the Notes:	Senior
(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
(i)	Rate of Interest:	4.125 per cent. per annum payable annually in arrear
(ii)	Interest Payment Date(s):	4 April in each year commencing on 4 April 2008 and ending on the Maturity Date adjusted in accordance with Condition 10(h)(A)
(iii)	Fixed Coupon Amount(s):	EUR 41.25 per EUR 1,000 in nominal amount
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	4 April in each year
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET (as per Condition 10(h)(ii)), subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **J.P. Morgan Securities Ltd.** 125 London Wall London EC2Y 5AJ United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	0.10 per cent. of the Aggregate Nominal Amount of the Notes
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised.

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 4 April 2007
(iii)	Estimate of total expenses related to admission to trading:	Euro 12,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd.: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless the Issuer advises such action has

been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 3,994,760,000
(iii)	Estimated total expenses:	EUR 4,000,000 (comprising Managers' Commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield: 4.132 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	*ISIN Code:*	*XS0293707617*
(ii)	Common Code	029370761
(iii)	Fondscode:	85353

(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of *Calculation Agent(s) (if different from* Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
*Procedure for exercise of any right of pre-*emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
([illegible] incorporated in the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number [illegible])
([illegible] incorporated in the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number [illegible])
([illegible] incorporated in the Netherlands with its statutory seat in Amsterdam)

[illegible]
Global Medium-Term Note Programme
Due from seven days to perpetuity

[illegible]

[illegible]

[illegible] 2008 [illegible]

Issue Price: [illegible] percent

[illegible]

[illegible]

[illegible]
[illegible]

The date of these Final Terms is [illegible]

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1719A

TRANCHE NO: 1

JPY 50,000,000,000 1.85 per cent. Fixed Rate Notes 2007 due 12 April 2017

Issue Price: 99.867 per cent.

Citigroup Global Markets Limited

Daiwa Securities SMBC Europe Limited **Mizuho International plc**
Nomura International plc

The date of these Final Terms is 10 April 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007 (together, the **"Offering Circular"**) which together constitute a base prospectus for the purposes of the Prospective Directive (Directive 2003/71/EC) (the **"Prospectus Directive"**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1719A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yen ("JPY")
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY 50,000,000,000
	(ii)	Tranche:	JPY 50,000,000,000
5	Issue Price:		99.867 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		JPY 10,000,000
7	(i)	Issue Date:	12 April 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		12 April 2017
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		1.85 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment		Not Applicable

Basis:

13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	1.85 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	12 April in each year commencing on 12 April 2008 and ending on the Maturity Date subject to adjustment in accordance with Condition 10(h)(A)
	(iii) Fixed Coupon Amount(s):	JPY 185,000 per JPY 10,000,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	JPY 10,000,000 per Note of JPY 10,000,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, TARGET, Tokyo and New York subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special Conditions	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Citigroup Global Markets Limited** Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom **Daiwa Securities SMBC Europe Limited** 5 King William Street London EC4N 7AX United Kingdom **Mizuho International plc** Bracken House One Friday Street London EC4M 9JA United Kingdom **Nomura International plc** Nomura House 1 St Martin's-le-Grand London EC1A 4NP United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Citigroup Global Markets Limited
	(iii)	Managers' Commission:	Combined management and underwriting and selling commission of 0.15 per cent. of the Aggregate Nominal Amount
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.006310, producing a sum of (for Notes not denominated in Euro):	Euro 315,500,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of The Luxembourg Stock Exchange with effect from 12 April 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,750

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartisciowych I Glied* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such

action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	JPY 49,858,500,000
(iii)	Estimated total expenses:	JPY 75,000,000 (comprising Managers' combined management and underwriting and selling commission) only

6 Yield (Fixed Rate Notes Only)

Indication of yield: 1.865 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0295495245
(ii)	Common Code:	029549524

(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12. General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

END